Exhibit 8.1

Unless stated otherwise, each subsidiary is wholly owned by us and does business under its name of incorporation.
Jurisdiction of
Company	Incorporation

ARM, INC	United States
ARM KK	Japan
ARM Korea Limited**	South Korea
ARM Limited	England and Wales
ARM QUEST Trustees Limited	England and Wales
ARM Taiwan Limited (99.9% owned)	Taiwan
Micrologic Solutions Limited*	England and Wales
Advanced RISC Machine Limited*	England and Wales
Allant Software Corporation*	United States
ARM France SAS	France
ARM Consulting (Shanghai) Co. Ltd.	China

* Dormant
** ARM Korea Limited was 85% owned as at December 31, 2002. In April 2003, ARM purchased the remaining 15% from the minority shareholders for approximately $4.8 million in cash and consequently now owns 100% of ARM Korea Limited.